EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

First State Bancorporation

We consent to the use of our reports dated March 2, 2005, with respect to the consolidated balance sheets of First State Bancorporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

KPMG LLP

Albuquerque, NM

February 6, 2006